Exhibit 99.2

Ferroglobe PLC and Subsidiaries

Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2021 and December 31,
2020 and for the three and six months ended June 30, 2021 and June 30, 2020.

FERROGLOBE PLC AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL
POSITION AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

Thousands of US dollars

		June 30,	December 31,
	Notes	2021	2020
ASSETS
Non-current assets
Goodwill	Note 4	29,702	29,702
Other intangible assets	Note 5	87,556	20,756
Property, plant and equipment	Note 6	587,602	620,034
Other non-current financial assets	Note 16	5,329	5,057
Deferred tax assets	Note 14	62	—
Non-current receivables from related parties	Note 18	2,377	2,454
Other non-current assets		13,960	11,904
Total non-current assets		726,588	689,907
Current assets
Inventories	Note 7	239,750	246,549
Trade and other receivables	Note 8	283,990	242,262
Current receivables from related parties	Note 18	3,105	3,076
Current income tax assets		8,826	12,072
Other current financial assets	Note 16	1,003	1,008
Other current assets		57,219	20,714
Current restricted cash and cash equivalents	Note 9	6,149	28,843
Cash and cash equivalents	Note 9	99,940	102,714
Total current assets		699,982	657,238
Total assets		1,426,570	1,347,145
EQUITY AND LIABILITIES
Equity
Share capital		1,784	1,784
Reserves		451,329	696,774
Translation differences		(204,056)	(206,759)
Valuation adjustments		5,265	5,755
Result attributable to the Parent		(65,472)	(246,339)
Non-controlling interests		110,619	114,504
Total equity	Note 10	299,469	365,719
Non-current liabilities
Deferred income		37,570	620
Provisions	Note 11	107,501	108,487
Bank borrowings	Note 12	4,061	5,277
Lease liabilities	Note 13	12,995	13,994
Debt instruments	Note 15	37,600	346,620
Other financial liabilities		37,608	29,094
Other non-current liabilities		16,955	16,767
Deferred tax liabilities	Note 14	23,956	27,781
Total non-current liabilities		278,246	548,640
Current liabilities
Provisions	Note 11	102,269	55,296
Bank borrowings	Note 12	85,825	102,330
Lease liabilities	Note 13	8,709	8,542
Debt instruments	Note 15	359,318	10,888
Other financial liabilities		23,732	34,802
Payables to related parties	Note 18	6,131	3,196
Trade and other payables		189,449	149,201
Current income tax liabilities		513	2,538
Other current liabilities		72,909	65,993
Total current liabilities		848,855	432,786
Total equity and liabilities		1,426,570	1,347,145

Unaudited data at June 30, 2021

Notes 1 to 20 are an integral part of the unaudited interim condensed consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE THREE
AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Thousands of US dollars

		Three Months Ended		Six months ended
		June 30,		June 30,
	Notes	2021	2020	2021	2020
Sales	Note 19	418,538	250,004	779,928	561,226
Cost of sales		(267,939)	(153,291)	(518,104)	(396,651)
Other operating income		37,105	10,160	39,018	17,928
Staff costs		(63,197)	(48,912)	(158,464)	(104,009)
Other operating expense		(93,171)	(35,953)	(130,006)	(76,020)
Depreciation and amortization charges, operating allowances and write-downs		(23,523)	(27,459)	(48,808)	(56,127)
Other gains and (losses)		608	86	674	(586)
Operating profit (loss)		8,421	(5,365)	(35,762)	(54,239)
Net finance expense		(11,178)	(16,693)	(27,042)	(33,177)
Financial instruments gain	Note 15	—	—	—	3,168
Exchange differences		3,237	2,634	(6,077)	5,069
Profit (loss) before taxes		480	(19,425)	(68,881)	(79,179)
Income tax benefit (expense)		250	5,390	1,094	16,086
Profit (loss) from continuing operations		730	(14,035)	(67,787)	(63,093)
Profit (loss) from discontinued operations		—	—	—	—
Profit (loss) for the period		730	(14,035)	(67,787)	(63,093)
Loss attributable to non-controlling interests		1,180	1,928	2,315	3,087
Profit (loss) attributable to the Parent		1,910	(12,107)	(65,472)	(60,006)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
From continued and discontinued operations	Notes	2021	2020	2021	2020
Profit (loss) attributable to the Parent		1,910	(12,107)	(65,472)	(60,006)
Weighted average basic shares outstanding (thousands)		169,298	169,254	169,295	169,252
Basic profit (loss) per ordinary share	Note 10	0.01	(0.07)	(0.39)	(0.35)
Weighted average basic shares outstanding (thousands)		169,298	169,254	169,295	169,252
Effect of dilutive securities (thousands)		—	—	—	—
Weighted average diluted shares outstanding (thousands)		169,298	169,254	169,295	169,252
Diluted profit (loss) per ordinary share	Note 10	0.01	(0.07)	(0.39)	(0.35)

Unaudited data at June 30, 2021 & 2020

Notes 1 to 20 are an integral part of the unaudited interim condensed consolidated financial statements.

FERROGLOBE PLC AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE
INCOME FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Thousands of US dollars

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Loss for the period	730	(14,035)	(67,787)	(63,093)

Items that may be reclassified subsequently to profit or loss:
Arising from cash flow hedges	—	—	—	11,161
Translation differences	1,701	8,416	3,583	(23,879)
Total income and expense recognized directly in equity	1,701	8,416	3,583	(12,718)

Items that have been reclassified to income or loss in the period:
Arising from cash flow hedges	(245)	(222)	(489)	(6,345)
Tax effect	—	—	—	(1,592)
Total transfers to income or loss	(245)	(222)	(489)	(7,937)

Other comprehensive income (loss) for the period, net of income tax	1,456	8,194	3,094	(20,655)

Total comprehensive (loss) income for the period	2,186	(5,841)	(64,693)	(83,748)

Attributable to the Parent	2,814	(5,029)	(63,258)	(79,068)
Attributable to non-controlling interests	(628)	(812)	(1,435)	(4,680)

Unaudited data at June 30, 2021 & 2020

Notes 1 to 20 are an integral part of the unaudited interim condensed consolidated financial statements.

FERROGLOBE PLC AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Thousands of US dollars

	Total Amounts Attributable to Owners
	Shares	Share		Translation	Valuation	Result for	Non- controlling
	(thousands)	capital	Reserves	differences	adjustments	the period	interests	Total
Balance at December 31, 2019	170,864	1,784	975,358	(210,152)	(2,169)	(280,601)	118,077	602,297
Total comprehensive (loss) income	—	—	—	(23,878)	4,816	(60,006)	(4,680)	(83,748)
Share-based compensation	—	—	1,425	—	—	—	—	1,425
Distribution of 2019 profit	—	—	(280,601)	—	—	280,601	—	—
Balance at June 30, 2020	170,864	1,784	696,182	(234,030)	2,647	(60,006)	113,397	519,974

	Total Amounts Attributable to Owners
	Shares	Share		Translation	Valuation	Result for	Non- controlling
	(thousands)	capital	Reserves	differences	adjustments	the period	interests	Total
Balance at December 31, 2020	170,864	1,784	696,774	(206,759)	5,755	(246,339)	114,504	365,719
Total comprehensive (loss) income	—	—	—	2,703	(490)	(65,472)	(1,435)	(64,694)
Share-based compensation	—	—	894	—	—	—	—	894
Application of 20120 loss	—	—	(246,339)	—	—	246,339	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	—	(2,450)	(2,450)
Balance at June 30, 2021	170,864	1,784	451,329	(204,056)	5,265	(65,472)	110,619	299,469

Unaudited data at June 30, 2021 & 2020

Notes 1 to 20 are an integral part of the unaudited interim condensed consolidated financial statements.

FERROGLOBE PLC AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR

SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Thousands of US dollars

	June 30,	June 30,
	2021	2020
Cash flows from operating activities:
(Loss) for the period	(67,787)	(63,093)
Adjustments to reconcile net loss to net cash used by operating activities:
Income tax (benefit)	(1,094)	(16,086)
Depreciation and amortization charges, operating allowances and write-downs	48,808	56,127
Net finance expense	27,042	33,177
Financial derivative gain (loss)	—	(3,168)
Exchange differences	6,077	(5,069)
Loss (gain) due to changes in the value of asset	(264)	—
Loss (gain) on disposal of non-current assets	(43)	—
Share-based compensation	894	1,426
Other adjustments	(368)	586
Changes in operating assets and liabilities:
(Increase) decrease in inventories	2,676	39,106
(Increase) decrease in trade receivables	(50,317)	129,369
Increase (decrease) in trade payables	42,336	(30,379)
Other changes in operating assets and liabilities	4,902	(27,884)
Income tax paid	(1,235)	13,641
Net used cash provided by operating activities	11,627	127,753
Cash flows from investing activities:
Interest and finance income received	163	339
Payments due to investments:
Other intangible assets	—	—
Property, plant and equipment	(8,928)	(9,662)
Disposals:
Other non-current assets	543	—
Net cash provided (used) by investing activities	(8,222)	(9,323)
Cash flows from financing activities:
Payment for debt issuance cost	(17,691)	(1,855)
Proceeds from debt issuance	40,000	—
Increase/(decrease) in bank borrowings:
Borrowings	277,635	—
Payments	(302,447)	(65,560)
Amounts paid due to leases	(6,013)	(4,879)
Other amounts received (paid) due to financing activities	—	3,608
Interest paid	(20,348)	(19,955)
Net cash (used) provided by financing activities	(28,864)	(88,641)
Total net cash flows for the period	(25,459)	29,789
Beginning balance of cash and cash equivalents	131,557	123,175
Exchange differences on cash and cash equivalents in foreign currencies	(9)	278
Ending balance of cash and cash equivalents	106,089	153,242
Ending balance of cash and cash equivalents from statement of financial position	99,940	124,876
Current restricted cash and cash equivalents	6,149	28,366
Cash and restricted cash in the statement of financial position	106,089	153,242

Unaudited data at June 30, 2021 & 2020

Notes 1 to 20 are an integral part of the unaudited interim condensed consolidated financial statements.

Ferroglobe PLC and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of June 30, 2021 and December 31, 2020
and for the three and six months ended June 30, 2021 and 2020

(U.S. Dollars in thousands as otherwise indicated, except share and per share data)

1.	General information

Ferroglobe PLC and subsidiaries (the “Company” or “Ferroglobe”) is among the world’s largest producers of silicon metal and silicon and manganese-based alloys, important ingredients in a variety of industrial and consumer products. The Company’s customers include major silicone chemical, aluminum and steel manufacturers, auto companies and their suppliers, ductile iron foundries, manufacturers of photovoltaic solar cells and computer chips, and concrete producers.

Ferroglobe PLC (the “Parent Company” or “the Parent”) is a public limited company that was incorporated in England and Wales on February 5, 2015 (formerly named ‘Velonewco Limited’). The Parent’s registered office is 5 Fleet Place, London, England, EC4M7RD.

On December 23, 2015, Ferroglobe PLC consummated the acquisition (“Business Combination”) of Globe Specialty Metals, Inc. and subsidiaries (“GSM” or “Globe”) and Grupo FerroAtlántica, S.A.U. or “FerroAtlántica”.

2.	Basis of preparation and changes to the Company’s accounting policies

2.1 Basis of preparation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the audited consolidated financial statements of Ferroglobe as of December 31, 2020.

The unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020 have been prepared assuming that the Company will continue as a going concern.

All accounting policies and measurement basis with effect on the consolidated financial statements were applied in their preparation.

The consolidated financial statements were prepared on a historical cost basis, with the exceptions disclosed in the notes to the consolidated financial statements, where applicable, and in those situations where IFRS requires that financial assets and financial liabilities are valued at fair value.

The consolidated financial statements for the year ended December 31, 2020 were prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. As of June 30, 2021, as reflected in our consolidated financial statements, the Company had cash and cash equivalents of $106.1 million, of which $6.1 million was restricted. The Company had an operating profit of $8.4 million and operating loss of $35.8 million, a net profit of $0.7 million and a net loss of $67.8 for the six and three months ended June 30, 2021.

COVID-19 has been and continues to be a complex and evolving situation, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, at various times and to varying degrees, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation; limitations on the size of in-person gatherings, restrictions on freight transportations, closures of, or occupancy or other operating limitations on work facilities, and quarantines and lock-downs .

As a result of this pandemic and the strict confinement and other public health measures taken around the world, the demand for our products in the second and third quarters of 2020 was reduced significantly compared with the first and fourth quarters of the year. During the fourth quarter of 2020, demand level for our products increased to levels similar to those prior to the outbreak. In first and second quarter of 2021, demand for our products has increased even further than in the fourth quarter of 2020. However, COVID-19 has negatively impacted, and will in the future negatively impact to an extent we are unable to predict, our revenues.

The main source of finance for the Company are the Senior Notes (the “Notes”) amounting $350,000 thousand due March 1, 2022. The Indenture governing the Notes includes provisions which, in the event of a change of control, would require the Company to offer to redeem the outstanding Notes at a cash purchase price equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest. Based on the provisions cited above, a change of control as defined in the indenture is unlikely to occur, but the matter it is not within the Company’s control. If a change of control were to occur, the Company may not have sufficient financial resources available to satisfy all of its obligations. Management is pursuing additional sources of financing to increase liquidity to fund operations.

The Company has announced occurence of “transaction effective date” under lock-up agreement dated March 27, 2021 and completion of refinancing transactions.

Management acknowledges that the events and conditions relating to the uncertainty the potential repayment of the outstanding balance of the Notes should a change of control occur, and the difficulties in forecasting net cash flows in the current economic conditions because of the Covid-19 pandemic, together in aggregate give rise to a material uncertainty that may cast substantial doubt on the ability of the Company to continue as a going concern for a period of twelve months following the date our consolidated financial statements are issued. Notwithstanding the material uncertainty described above, management believes that the Group has adequate resources and considers it likely that the exchange of the Notes and additional capital will be completed, that will allow the Group to continue in operational existence for the foreseeable future. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as going concern.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Company on September 30, 2021.

In determining the disclosures to be made on the various items in the financial statements or other matters, the Company, in accordance with IAS 34, considered their materiality in relation to the unaudited interim condensed consolidated financial statements for the period.

2.2 New standards, interpretations, and amendments adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2020.

No new standards effective on January 1, 2021 have a material impact on the unaudited interim condensed consolidated financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

2.3 Responsibility for the information and use of estimates

The information in these consolidated financial statements is the responsibility of Ferroglobe’s Management.

Certain assumptions and estimates were made by management in the preparation of these unaudited interim condensed consolidated financial statements, including:

•	The impairment losses on goodwill;

•	The assumptions taken over forecast recovery in trading activity and cash liquidity management that mitigates any substantial doubt as to the Company’s ability to continue as a going concern;

•	The useful life of property, plant and equipment and intangible assets.

•	The fair value valuation of the plants, impairment losses on property, plant and equipment and intangible assets, determined by value in use or by fair value less cost of disposal methods.

•	The fair value of certain unquoted financial assets.

•	The fair value of financial instruments

•	The fair value of acquired assets and liabilities as a result of the business combinations.

•	The assumptions used in the actuarial calculation of pension liabilities.

•	The discount rate used to calculate the present value of certain collection rights and payment obligations.

•	Provisions for contingencies and environmental liabilities.

The Company based its estimates and judgments on historical experience, known or expected trends and other factors that are believed to be reasonable under the circumstances. Actual results may differ materially from these estimates. Changes in accounting estimates are applied in accordance with IAS 8.

At the date of preparation of these unaudited interim condensed consolidated financial statements no events had taken place that might constitute a significant source of uncertainty regarding the accounting effect that such events might have in future reporting periods.

3.	Segment reporting

Operating segments are based upon the Company’s management reporting structure.

Ferroglobe has four reportable business segments, which are: Electrometallurgy - North America, Electrometallurgy - Europe, Electrometallurgy - South Africa, and Other segments.

The unaudited interim condensed consolidated income statements for the three and six months ended June 30, 2021 and 2020, by segment, are as follows:

	Three Months Ended June 30, 2021
	Electro-		Electro-
	metallurgy -	Electro-	metallurgy -		Elim-
	North	metallurgy -	South	Other	inations
	America	Europe	Africa	segments	(*)	Total
Sales	131,251	259,297	30,406	10,420	(12,836)	418,538
Cost of sales	(84,125)	(168,946)	(20,986)	(8,134)	14,252	(267,939)
Other operating income	1,174	36,079	244	10,467	(10,859)	37,105
Staff costs	(19,330)	(35,421)	(3,350)	(5,096)	—	(63,197)
Other operating expense	(11,414)	(81,265)	(3,799)	(6,136)	9,443	(93,171)
Depreciation and amortization charges, operating allowances and write-downs	(14,194)	(8,157)	(963)	(209)	—	(23,523)
Other gains and (losses)	—	(4)	—	12	—	8
Impairment losses	—	—	—	—	—	—
(Loss) gain due to changes in the value of assets	—	—	—	243	—	243
(Loss) gain on disposal of non-current assets	(186)	543	—	—	—	357
Operating profit	3,176	2,126	1,552	1,567	—	8,421
Net finance expense	(311)	(2,400)	(549)	(7,918)	—	(11,178)
Exchange differences	(150)	(1,024)	(177)	4,588	—	3,237
(Loss) profit before taxes	2,715	(1,298)	826	(1,763)	—	480
Income tax (expense) benefit	237	691	(298)	(380)	—	250
(Loss) profit for the period	2,952	(607)	528	(2,143)	—	730
Loss attributable to non-controlling interests	1,081	2	73	24	—	1,180
(Loss) profit attributable to the Parent	4,033	(605)	601	(2,119)	—	1,910

	Three Months Ended June 30, 2020
	Electro-		Electro-
	metallurgy -	Electro-	metallurgy -		Elim-
	North	metallurgy -	South	Other	inations
	America	Europe	Africa	segments	(*)	Total
Sales	89,055	153,140	13,119	6,050	(11,360)	250,004
Cost of sales	(48,102)	(103,005)	(9,053)	(4,329)	11,198	(153,291)
Other operating income	454	9,620	—	6,734	(6,648)	10,160
Staff costs	(17,203)	(28,455)	(1,640)	(1,614)	—	(48,912)
Other operating expense	(10,799)	(19,470)	(3,005)	(9,489)	6,810	(35,953)
Depreciation and amortization charges, operating allowances and write-downs	(16,804)	(9,173)	(1,386)	(96)	—	(27,459)
Other (loss) gain	(68)	—	—	154	—	86
Operating (loss) profit	(3,467)	2,657	(1,965)	(2,591)	—	(5,365)
Net finance expense	(111)	(5,411)	(737)	(10,434)	—	(16,693)

Exchange differences	(737)	(3,549)	(267)	7,187	—	2,634
(Loss) before taxes	(4,315)	(6,303)	(2,969)	(5,838)	—	(19,425)
Income tax (expense) benefit	1,389	(242)	727	3,516	—	5,390
(Loss) for the period	(2,926)	(6,545)	(2,242)	(2,322)	—	(14,035)
Loss attributable to non-controlling interests	1,749	—	120	59	—	1,928
(Loss) attributable to the Parent	(1,177)	(6,545)	(2,122)	(2,263)	—	(12,107)

	Six Months Ended June 30, 2021
	Electro-		Electro-
	metallurgy -	Electro-	metallurgy -		Elim-
	North	metallurgy -	South	Other	inations
	America	Europe	Africa	segments	(*)	Total
Sales	258,711	469,567	55,030	18,505	(21,885)	779,928
Cost of sales	(164,807)	(324,007)	(37,255)	(14,106)	22,071	(518,104)
Other operating income	2,039	37,956	356	15,443	(16,776)	39,018
Staff costs	(39,720)	(104,123)	(6,592)	(8,029)	—	(158,464)
Other operating expense	(21,674)	(100,470)	(6,431)	(18,021)	16,590	(130,006)
Depreciation and amortization charges, operating allowances and write-downs	(28,280)	(17,600)	(2,560)	(368)	—	(48,808)
Other gains and losses	—	—	—	9	—	9
(Loss) gain due to changes in the value of assets				264	—	264
(Loss) gain on disposal of non-current assets	(143)	544	—	—	—	401
Operating (loss) profit	6,126	(38,133)	2,548	(6,303)	—	(35,762)
Net finance expense	(544)	(5,069)	(1,366)	(20,063)	—	(27,042)
Exchange differences	99	3,228	(453)	(8,951)	—	(6,077)
(Loss) profit before taxes	5,681	(39,974)	729	(35,317)	—	(68,881)
Income tax (expense) benefit	164	(186)	(397)	1,513	—	1,094
(Loss) profit for the period	5,845	(40,160)	332	(33,804)	—	(67,787)
Loss attributable to non-controlling interests	2,194	12	71	38	—	2,315
(Loss) profit attributable to the Parent	8,039	(40,148)	403	(33,766)	—	(65,472)

	Six Months Ended June 30, 2020
	Electro-		Electro-
	metallurgy -	Electro-	metallurgy -		Elim-
	North	metallurgy -	South	Other	inations
	America	Europe	Africa	segments	(*)	Total
Sales	203,927	332,514	34,540	13,951	(23,706)	561,226
Cost of sales	(123,068)	(263,030)	(23,973)	(10,834)	24,254	(396,651)
Other operating income	970	16,832	—	7,388	(7,262)	17,928
Staff costs	(37,749)	(57,678)	(5,206)	(3,376)	—	(104,009)
Other operating expense	(24,111)	(37,749)	(6,934)	(13,940)	6,714	(76,020)

Depreciation and amortization charges, operating allowances and write-downs	(33,989)	(18,639)	(2,987)	(512)	—	(56,127)
Other gains and (losses)	(441)	185	—	(330)	—	(586)
Operating (loss)	(14,461)	(27,565)	(4,560)	(7,653)	—	(54,239)
Net finance expense	(228)	(10,939)	(1,566)	(20,444)	—	(33,177)
Financial instruments gain	—	—	—	3,168	—	3,168
Exchange differences	860	(2,466)	1,315	5,360	—	5,069
(Loss) before taxes	(13,829)	(40,970)	(4,811)	(19,569)	—	(79,179)
Income tax (expense) benefit	3,336	6,891	1,044	4,815	—	16,086
(Loss) for the period	(10,493)	(34,079)	(3,767)	(14,754)	—	(63,093)
Loss attributable to non-controlling interests	2,913	1	59	114	—	3,087
(Loss) attributable to the Parent	(7,580)	(34,078)	(3,708)	(14,640)	—	(60,006)

The total assets and liabilities by reportable segment as of June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021
	Electro-		Electro-
	metallurgy -	Electro-	metallurgy -		Elim-
	North	metallurgy -	South	Other	inations
	America	Europe	Africa	segments	(*)	Total
Total assets	1,199,818	1,038,171	116,206	1,709,559	(2,637,184)	1,426,570
Total equity and liabilities	(1,199,818)	(1,038,171)	(116,206)	(1,709,559)	2,637,184	(1,426,570)

	December 31, 2020
	Electro-		Electro-
	metallurgy -	Electro-	metallurgy -		Elim-
	North	metallurgy -	South	Other	inations
	America	Europe	Africa	segments	(*)	Total
Total assets	1,081,792	906,036	114,872	1,057,414	(1,812,969)	1,347,145
Total equity and liabilities	(1,081,792)	(906,036)	(114,872)	(1,057,414)	1,812,969	(1,347,145)

(*) These amounts correspond to transactions between segments that are eliminated in the consolidation process

Sales by product line for the three and six months ended June 30, 2021 and 2020 are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Silicon Metal	157,982	106,063	298,000	223,967
Silicon-based Alloys	119,335	60,679	221,888	150,516
Manganese-based Alloys	96,615	60,156	181,837	131,852
Other	44,606	23,106	78,203	54,891
Total	418,538	250,004	779,928	561,226

Information about major customers

Total sales of $183,006 and $143,823, were attributable to the Company's top ten customers for the three months ended June 30, 2021 and 2020, respectively.

Total sales of $337,661 and $290,682, were attributable to the Company's top ten customers for the six months ended June 30, 2021 and 2020, respectively.

During the three months ended June 30, 2021, the Company had two customers that represented more than 10% of sales, with sales to Dow Corning, representing 13.14% of the total amount and Arcelor Mittal, representing 10.8% During the three months ended June 30, 2020, the Company did not have any customer that represented more than 10% of sales.

During the six months ended June 30, 2021, the Company had two customers that represented more than 10% of sales, with sales to Dow Corning, representing 13.14% of the total amount and Arcelor Mittal, representing 10.62%. During the six months ended June 30, 2020, the Company had one customer, Dow Corning, that represented 13.61% of sales.

4.       Goodwill

	December 31, 2020	Impairment	Exchange Differences	June 30, 2021
US Cash generating units	29,702	—	—	29,702

In accordance with the requirements of IAS 36, goodwill is tested for impairment annually and if a triggering event that would indicate the carrying amount of a cash-generating unit may be impaired occurs. Impairment testing for goodwill is performed at a cash-generating unit level. The estimate of the recoverable value of the cash-generating units requires significant judgment in evaluation of overall market conditions, estimated future cash flows, discount rates and other factors, and are calculated based on management’s business plans.

5.       Other intangible assets

Changes in the carrying amount of other intangible assets between December 31, 2020 and June 30, 2021 and 2020 are as follows:

	Develop-	Power			Other	Accumu-
	ment	Supply			Intan-	lated
	Expen-	Agree-	Rights	Computer	gible	Depre-	Impair-
	diture	ments	of Use	Software	Assets	ciation	ment	Total
Balance at December 31, 2019	50,326	37,836	16,533	5,149	42,670	(82,283)	(18,964)	51,267
Additions	—	—	—	—	12,750	(3,378)	—	9,372
Disposals	—	—	—	—	(14,391)	—	—	(14,391)
Exchange differences	(457)	—	(61)	(4)	(1,511)	767	673	(593)
Balance at June 30, 2020	49,869	37,836	16,472	5,145	39,518	(84,894)	(18,291)	45,655

	Develop-	Power			Other	Accumu-
	ment	Supply			Intan-	lated
	Expen-	Agree-	Rights	Computer	gible	Depre-	Impair-
	diture	ments	of Use	Software	Assets	ciation	ment	Total
Balance at December 31, 2020	54,874	37,836	17,049	5,249	18,872	(93,042)	(20,082)	20,756
Additions	154	—	—	—	118,444	(3,387)	—	115,211
Disposals	—	—	—	—	(47,563)	—	—	(47,563)
Exchange differences	(1,666)	—	(45)	(35)	(725)	1,272	351	(848)
Balance at June 30, 2021	53,362	37,836	17,004	5,214	89,028	(95,157)	(19,731)	87,556

Additions in other intangible assets in 2021 primarily relate to the acquisition of rights held to emit greenhouse gasses by certain French and Spanish subsidiaries.

Disposals of other intangible assets in 2021 are mainly due to C02 refunds.

6.      Property, plant and equipment

The detail of Property, plant and equipment, during the year ended December 31,2020 and between December 31, 2020 and June 30, 2021 and 2020 are as follows:

			Other	Adv-
			Fixt-	ances
			ures,	and			Other	Other
	Land	Plant	Tools	PPE	Min-	Other	Items of	Items of	Accu-
	and	and	and	under	eral	Items	Leased	Leased	mulated
	Build-	Mach-	Fur-	Const-	Res-	of	Land	Plant	Depre-	Impair-
	ings	inery	niture	ruction	erves	PPE	& Buildings	& Machinery	ciation	ment	Total
Balance at December 31, 2019	196,586	1,273,837	8,819	106,651	59,502	34,463	13,298	21,333	(865,937)	(107,646)	740,906
Additions or charges	—	431	126	5,129	—	7	708	482	(52,793)	—	(45,240)
Disposals or reductions	(239)	(2,708)	(4)	—	—	—	—	—	2,505	—	(1,116)
Transfers from/(to) other accounts	246	5,226	—	(5,495)	—	—	—	—	—	—	(23)
Exchange differences	(2,012)	(28,570)	(1,336)	(1,286)	(774)	(1,177)	(42)	(90)	16,993	848	(17,446)
Balance at June 30, 2020	194,581	1,248,216	7,605	104,999	58,728	33,293	13,964	21,725	(899,232)	(106,798)	677,081

			Other	Adv-
			Fixt-	ances
			ures,	and			Other	Other
	Land	Plant	Tools	PPE	Min-	Other	Items of	Items of	Accu-
	and	and	and	under	eral	Items	Leased	Leased	mulated
	Build-	Mach-	Fur-	Const-	Res-	of	Land	Plant	Depre-	Impair-
	ings	inery	niture	ruction	erves	PPE	& Buildings	& Machinery	ciation	ment	Total
Balance at December 31, 2020	208,025	1,331,585	8,422	124,029	59,325	33,188	17,588	24,446	(995,507)	(191,066)	620,034
Additions or charges	622	2,891	41	10,522	—	5	180	4,189	(45,421)	—	(26,972)
Disposals or reductions	(254)	(3,656)	(196)	(3,280)	—	—	—	—	4,299	609	(2,478)
Transfers from/(to) other accounts	(279)	10,800	—	(10,518)	—	(4)	—	—	—	—	0
Exchange differences	(3,609)	(12,769)	94	(3,133)	101	541	(440)	(569)	14,378	2,424	(2,983)
Balance at June 30, 2021	204,505	1,328,851	8,361	117,620	59,426	33,730	17,328	28,066	(1,022,251)	(188,033)	587,602

7.        Inventories

Inventories at June 30, 2021 and December 31, 2020, are as follows:

	June 30,	December 31,
	2021	2020
Finished industrial goods	81,953	100,711
Raw materials in progress and industrial supplies	101,134	99,259
Other inventories	44,028	46,274
Advances to suppliers	12,635	305
Total	239,750	246,549

8.      Trade and other receivables

Trade and other receivables at June 30, 2021 and December 31, 2020, are as follows:

	June 30,	December 31,
	2021	2020
Trade receivables	248,326	203,930
Doubtful trade receivables	(1,529)	(1,697)
Trade receivables - net	246,797	202,233
Tax receivables	15,624	13,166
Government grant receivables	12,024	23,016
Other receivables	9,545	3,847
Total	283,990	242,262

On February 6, 2020, the Company entered into an amended and restated accounts receivables securitization program via which trade receivables generated by certain of the Company’s subsidiaries in Spain and France are financed both directly through the existing Irish special purpose vehicle (“SPE”) and indirectly through a French “fonds commun de titrisation”. The incorporation of the “fonds commun de titrisation” into the program has allowed for the sale of certain Euro-denominated receivables that were not eligible under the previous structure and increased the available funding. The senior lender’s commitments under the amended and restated securitization program are $150,000 thousand. Finacity remained as intermediate subordinated lender providing a cash consideration of $2,808 thousand, and the Company’s European subsidiaries continued as senior subordinated and junior subordinated lenders as well as, having interests in the senior and intermediate subordinated loan tranches.

On October 2, 2020, the Company ended the receivables funding agreement and cancelled the securitization program, signing a new factoring agreement with a Leasing and Factoring Agent, for anticipating the collection of receivables of the Company’s European entities (Grupo FerroAtlántica, S.A. and FerroPem S.AS). As a result of the agreement, the Leasing and Factoring Agent provided a cash consideration of circa $48.8 million, repurchased the receivables portfolio sold to the SPE on September 28, and consequently assumed the loan tranche of the senior borrower to the SPE. Also, the senior loan and intermediate subordinate loan tranches were paid with internal sources of funds, terminating the financing structure of the securitization program.

During the year ended December 31, 2020, the Company repaid $107,657 thousand (EUR 95,695 thousand) in order to, prior to the termination of receivables funding agreement, optimize the level of borrowings of the SPE with the level of receivables in the securitization, and cancel all commitments in respect of loan tranches held by the Company.

Regarding the new factoring agreement, during the three and six months ended June 30, 2021, provided upfront cash consideration of approximately $149,945 thousand and $277,635 respectively. The Company repaid $271,547 thousand during the six months ended June 30, 2021, showing at June 30, 2021, an on-balance sheet bank borrowing debt of $84,761 thousand

At June 30, 2021, the Company held $97,373 thousand of accounts receivables recognized in consolidated balance sheet in respect of the factoring agreement. Finance costs incurred during the three and six months ended June 30, 2021, amounts $668 and $1,232 thousand respectively, recognized in finance costs in the consolidated income statement.

During the three months ended December 31, 2020, the new factoring agreement provided upfront cash consideration of approximately $169,105 thousand. The Company has repaid $95,800 thousand, showing at December 31, 2020, an on-balance sheet bank borrowing debt of $74,844 thousand.

At December 31, 2020, the Company held $89,154 thousand of accounts receivables recognized in consolidated balance sheet in respect of factoring agreement. Finance costs incurred during the year ended December 31, 2020, amounts $916 thousand, recognized in finance costs in the consolidated income statement.

Judgements relating to the recognition criteria

The Company has assessed whether it has transferred substantially all risks and rewards, continuing to be exposed to the variable returns from its involvement in the factoring agreement as it is exposed to credit risk, so the conclusion is that the derecognition criteria is not applicable and therefore, the account receivables sold is presented in the balance and an obligation is recognized as bank borrowings for the amount of cash advanced by the Leasing and Factoring Agent. The amount repayable under the factoring agreement is presented as on-balance sheet factoring and the debt assigned to factoring is showed as bank borrowings.

9. Cash and cash equivalents

Cash and cash equivalents comprise the following at June 30, 2021 and December 31, 2020:

	June 30,	December 31,
	2021	2020
Cash and cash equivalents	99,940	102,714
Current restricted cash presented as Cash	6,149	28,843
Escrow: Hydro-electric assets sale	5,943	6,137
ABL restricted cash	—	22,500
Other	206	206
Total	106,089	131,557

At June 30, 2021, Cash and cash equivalents comprises the guarantees taken over escrow account. The escrow was constituted in August 30, 2019. According to the agreement terms, the Purchaser and the Seller deposited in a restricted bank account a part of the share purchase price, guaranteeing any compensation to the purchaser for any claim under the contract. At December 31, 2020 in relation to the ABL Restricted cash, the amount constituted is fixed by agreement as liquidity covenants $22,500 (see Note 12). During the first quarter ABL was repayment as part of the overall refinancing.

10.    Equity

Share capital

At June 30, 2021, the Company’s issued share capital consisted of 170,863,773 ordinary shares of $0.01. The Company held 1,659,669 ordinary shares in treasury. Therefore, at June 30, 2021 the total number of voting rights in the Company was 169,204,104.

At June 30, 2021, the largest shareholder was as follows:

Name	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
Grupo Villar Mir, S.A.U.	91,125,521	53.8%

Dividends

There were no dividends distributed by Ferroglobe PLC to ordinary shareholders for the three and six months ended June 30, 2021.

There were earnings distributed by a JV participated by a Globe Speciality Metals, Inc subsidiary to non-controlling interests for the three and six months ended June 30, 2021.

(Loss) profit per ordinary per share

Basic (loss) profit per ordinary share is calculated by dividing the consolidated (loss) profit for the period attributable to the Parent by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period, if any.

	Three Months Ended		Six Months Ended
From continued and discontinued operations	June 30,		June 30,
	2021	2020	2021	2020
Basic (loss) profit per ordinary share computation
Numerator:
(Loss) profit attributable to the Parent	1,910	(12,107)	(65,472)	(60,006)
Denominator:
Weighted average basic shares outstanding (thousands)	169,298	169,254	169,254	169,123
Basic (loss) profit per ordinary share	0.01	(0.07)	(0.39)	(0.35)

Diluted (loss) profit per ordinary share computation
Numerator:
(Loss) profit attributable to the Parent	1,910	(12,107)	(65,472)	(60,006)
Denominator:
Weighted average basic shares outstanding (thousands)	169,298	169,254	169,295	169,252
Effect of dilutive securities (thousands)	—	—	—	—
Weighted average dilutive shares outstanding (thousands)	169,298	169,254	169,295	169,252
Diluted (loss) profit per ordinary share	0.01	(0.07)	(0.39)	(0.35)

Potential ordinary shares of 64,185 and 472,480 were excluded from the calculation of diluted profit (loss) per ordinary share for the three and six months ended June 30, 2021, and 2020, because the effect would be anti-dilutive.

After the closing, at July 29, 2021, the company issued 8,913,872 shares par value $0.01 per share, of Ferroglobe PLC

11. Provisions

Non-current and current Provisions comprise the following at June 30, 2021 and December 31, 2020:

	June 30, 2021			December 31, 2020
	Non- Current	Current	Total	Non- Current	Current	Total
Provision for pensions	56,048	205	56,253	56,395	191	56,586
Environmental provision	3,019	1,233	4,252	2,910	1,256	4,166
Provisions for litigation	—	1,142	1,142	—	1,355	1,355
Provisions for third-party liability	10,359	—	10,359	10,759	—	10,759
Provisions for C02 emissions allowances	1,526	47,436	48,962	—	40,161	40,161
Other provisions	36,549	52,253	88,802	38,423	12,333	50,756
Total	107,501	102,269	209,770	108,487	55,296	163,783

In the ordinary course of business, the Company is subject to various loss contingencies arising from lawsuits, investigations, claims and proceedings, including, but not limited to, labor and employment, commercial, environmental, safety, and health matters, as well as claims and indemnities associated with its historical acquisitions and divestitures. The nature and frequency of these contingencies, as well their effect on future operations and earnings, are unpredictable and inherently difficult to estimate.

12. Bank borrowings

Non-current and current Bank borrowings comprise the following:

	June 30, 2021
		Non-Current	Current
	Limit	Amount	Amount	Total
Borrowings carried at amortised cost:
Borrowings from supplier factoring facility	95,072	—	84,761	84,761
Other loans	—	4,061	1,064	5,125
Total		4,061	85,825	89,886

	December 31, 2020
		Non-Current	Current
	Limit	Amount	Amount	Total
Borrowings carried at amortised cost:
Credit facilities	100,000	—	27,237	27,237
Borrowings from supplier factoring facility	73,626	—	74,844	74,844
Other loans	—	5,277	249	5,526
Total		5,277	102,330	107,607

Credit Facilities

On October 11, 2019, Ferroglobe closed a $100,000 North-American asset-based revolving credit facility (the “ABL Revolver”), with Globe Specialty Metals, Inc., and QSIP Canada ULC, each a subsidiary of the Company, and PNC Bank, as lender.

The maximum advances granted by the lender were up to the lesser of $100 million and the Formula Amount. Under the ABL Revolver, and in respect of LIBOR Rate Loans, the interest to be paid was LIBOR plus applicable margin, and in respect of Domestic Rate Loans, the interest was ABR plus applicable margin. ABR shall mean the highest of (i) the PNC Bank prime rate, (ii) overnight bank funding rate plus 0.5% and (iii) daily LIBOR plus 1.0%.

With respect to the covenants, at 31 December 2020, under the ABL Revolver, Globe Specialty Metals, Inc., and QSIP Canada ULC pledged assets as collateral to PNC Bank as follows: eligible third party receivables in the sum of $31M, and eligible inventory including raw materials, WIP, finished goods, spare parts and packaging in the sum of $25M. Deducted from the eligible assets were outstanding letters of credit equalling $6M, reserves $0.6M and a minimum undrawn availability of $10M, leaving a total ABL Revolver balance of $38M as at December 31, 2020.

On March 16, 2021, the Company has repaid in its entirety the remaining balance at the date for an amount equal to $31,299 thousand, cancelling its obligations derived from the contract.

Borrowings from receivable factoring facility

On October 2, 2020, the Company ended the receivables funding agreement over European receivables, signing a new factoring agreement with a Leasing and Factoring Agent, for anticipating the collection of receivables of the Company’s European entities. As a result of the agreement, the Agent provided a cash consideration of circa $48.8 million, repurchased the receivables portfolio sold to the SPE on September 28, and consequently assumed the loan tranche of the senior borrower to the SPE. Also, the senior loan and intermediate subordinate loan tranches were paid with internal sources of funds, terminating the financing structure of the securitization program.

The main characteristics of the agreement are the following:

•	the maximum cash consideration advanced for the financing facility is up to EUR 80,000 thousand;
•	over collateralization of 10% of accounts receivable as guarantee provided to the Agent until payment has been satisfied;
•	annual fee of 0.15% applied to the annual revenues ceded to the Agent;
•	financing commission of 1% charged annually.

Other conditions are set in relation to credit insurance policy has been structured in an excess of loss policy where the first EUR 5,000 thousand of bad debt losses are not covered by the insurance provider. The Company has assumed the cash collateralization for the entire excess of loss, as agreed in contractual terms.

Judgements relating to the recognition criteria

The Company has assessed whether it has transferred substantially all risks and rewards, continuing to be exposed to the variable returns from its involvement in the factoring agreement as it is exposed to credit risk as, the conclusion is that the derecognition criteria is not applicable and therefore, the account receivables sold is presented in the balance as the cash received is presented as an obligation to be repaid as bank borrowings.

As of December 31, 2020, the Company has exceeded the limit; the lender has agreed a temporary increase of the limit.

Other Loans

Include loans held by The Company to finance their current activities in France, signed in July 20 for an amount of $5,125 thousand.

13. Leases

Leases are shown as follows in the balance sheet at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Non-current assets
Leased land and buildings	17,328	17,588
Leased plant and machinery	28,066	24,446
Total	45,394	42,034

Non-current liabilities
Lease liabilities	(12,995)	(13,994)
Current liabilities
Lease liabilities	(8,709)	(8,542)
Total	(21,704)	(22,536)

In relation to leases under IFRS 16, the Company has recognized depreciation and interest costs instead of operating lease expense. During the three months ended June 30, 2021, the Company recognized $2,602 thousand of depreciation charges and $319 thousand of interest costs from these leases.

During the six months ended June 30, 2021, the Company recognized $4,893 thousand of depreciation charges and $589 thousand of interest costs from these leases. ($9,947 and $1,358 at December 31, 2020)

14. Tax matters

The components of current and deferred income tax expense (benefit) are as follows:

	Three Months Ended June	Six Months Ended June
	2021	2021
Consolidated income statement
Current income tax
Current income tax charge/(credit)	1,654	3,118
Adjustment in current income tax in respect of prior years	—	—
Total	1,654	3,118

Deferred tax
Origination and reversal of temporary differences	(1,903)	(4,211)
Impact of tax changes	—	—
Impairment if deferred tax assets	—	—
Adjustment in deferred tax in respect of prior years	—	—
Total	(1,903)	(4,211)

Income Tax benefit	(249)	(1,093)

The movement in deferred tax balances at June 30, 2021, is as follows:

		Recognised in		Balance at June 30,
	Net Balance at January 1, 2021	Profit and Loss	Exchange Differences	2021 Net
Intangible assets	(458)	42	(1)	(417)
Biological assets	(1)	—	—	(1)
Provisions	14,235	1,420	(10)	15,645
Property, plant & equipment	(48,263)	3,210	(470)	(45,523)
Inventories	64	34	0	98
Hedging Instruments	—	—	—	—
Tax losses	9,525	(1,340)	188	8,372
Incentives & credits	1,426	305	(2)	1,730
Partnership interest	(8,983)	—	—	(8,983)
Other	4,674	539	(28)	5,185
Net tax assets	(27,781)	4,211	(323)	(23,894)

Presented in the statement of financial position as follows:

	June 30,	December 31,
	2021	2020
Deferred tax assets	33,216	31,528
Deferred tax liabilities	(57,110)	(59,309)
Net Total Deferred Tax Asset / (Liability)	(23,894)	(27,781)

Unrecognized deductible temporary differences, unused tax losses and unused tax credits:

	June 30,	December 31,
	2021	2020
Unused tax losses	523,389	513,189
Unused tax credits	8,685	8,685
Unrecognised deductible temporary differences	117,152	106,952
Total	649,226	628,826

Management of tax risks

The Company is committed to conducting its tax affairs consistent with the following objectives:

(i)	to comply with relevant laws, rules, regulations, and reporting and disclosure requirements in whichever jurisdiction it operates;
(ii)	to maintain mutual trust, transparency and respect in its dealings with all tax authorities; and
(iii)	to adhere with best practice and comply with the Company's internal corporate governance procedures, including but not limited to its Code of Conduct.

For further details please refer to the group's tax strategy which can be found here: http://investor.ferroglobe.com/corporate-governance.

The Group's tax department maintains a tax risk register on a jurisdictional basis.

In the jurisdictions in which the Company operates, tax returns cannot be deemed final until they have been audited by the tax authorities or until the statute-of-limitations has expired. The number of open tax years subject to examination varies depending on the tax jurisdiction. In general, the Company has the last four years open to review. The criteria that the tax authorities might adopt in relation to the years open for review could give rise to tax liabilities which cannot be quantified.

15. Debt instruments

	June 30, 2021	December 31, 2020
Notes carried at amortised cost
Secured Super Senior Notes	40,000	—
Unsecured Principal amount	350,000	350,000
Unamortised issuance costs	(3,940)	(3,380)
Accrued coupon interest	10,858	10,888
Total	396,918	357,508

Amount due for settlement within 12 months	359,318	10,888
Amount due for settlement after 12 months	37,600	346,620
Total	396,918	357,508

On February 15, 2017, Ferroglobe and Globe (together, the "Issuers") issued $350,000 aggregate principal amount of 9.375% Senior unsecured Notes due March 1, 2022 (the "Notes"). Issuance costs of $12,116 were incurred. The principal amounts of the Notes issued by Ferroglobe and Globe were $150,000 and $200,000, respectively. Interest on the Notes is payable semi-annually on March 1 and September 1 of each year, commencing on September 1, 2017.

The Notes are senior unsecured obligations of the Issuers and are guaranteed on a senior basis by certain subsidiaries of Ferroglobe. The Notes are listed on the Irish Stock Exchange. The associated Indenture contains certain negative covenants. Additionally, if the Issuers experience a change of control the Indenture requires the Issuers to offer to redeem the Notes at 101% of their principal amount. Grupo Villar Mir S.A.U. owns 53.9% of the Company's outstanding shares and has pledged them to secure its obligations to certain banks. The Company would experience a change in control and would be required to offer redemption of bonds in accordance with the Indenture if Grupo Villar Mir S.A.U. defaults on the underlying loan.

The fair value of the Notes, determined by reference to the closing market price on the last trading day of June 30, 2021 was $357,077 thousand (December 31, 2020 $268,538 thousand)

Agreement in Principle on the Terms of the financing proposal

As of the date of the consolidated financial statements, holders holding approximately 96% in aggregate principal amount of Notes have signed a lock-up agreement (the “Lock-Up Agreement”) with the Ad Hoc Group Noteholders, Grupo VM and affiliates of Tyrus Capital to support the proposed restructuring as set out in the Lock-Up Agreement and including an extension of the bond maturity, but there can be no assurance that such support will not be withdrawn prior to implementation of the proposed restructuring or that, if withdrawn, additional consents required to implement the proposed restructuring will be obtained.

On July 30, 2021, the Company announces the occurrence of “Transaction Effective Date” under Lock-up agreement dated March 27, 2021 and completion of the financing transactions. The financing consisted of:

(i)	Extension of the maturity date of the Notes from March 31, 2022 to December 31, 2025

(ii)	Issuance of $60 million of new senior secured notes (Super Senior Notes), and

(iii)	$40 million of equity issuance

As a consequence of the financing transactions, $40 of the $60 million of new senior secured notes were issued on May 17, 2021.

16. Other Financial Assets

	June 30, 2021			December 31, 2020
	Non- Current	Current	Total	Non- Current	Current	Total
Other Financial Assets	5,329	1,003	6,332	5,057	1,008	6,065

Other financial assets comprise assets at amortised cost, that mainly includes deposits given to French government by Ferropem, a Ferroglobe subsidiary, in respect of effort de construction, and listed equity comprises investments held by Globe Argentina Metales in Pampa Energía.

17. Financial instruments and fair values

Assets and liabilities measured at fair value by level are as follows:

	June 30, 2021
	Level 1	Level 2	Level 3	Total
Other current financial assets
Listed equity securities	2,871	—	—	2,871
Other non-current liabilities:
Contingent consideration	—	—	(16,632)	(16,632)

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Other financial assets
Listed equity securities	2,609	—	—	2,609
Other liabilities:
Contingent consideration	—	—	(16,632)	(16,632)

Contingent consideration is related to the acquisition of Kintuck (France) SAS and Kintuck (Norway) AS, which requires the Company to pay the former owners a sliding scale commission based on the silicomanganese and ferromanganese sales spreads of Ferroglobe Mangan Norge and Ferroglobe Manganèse France, up to a maximum amount of $60,000 thousand (undiscounted). The contingent consideration applies to sales made up to eight and a half years from the date of acquisition (February 1, 2018). The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 thousand and $60,000 thousand. The fair value of the contingent consideration arrangement of $16,632 thousand ($16,632 thousand in December, 2020) was estimated by applying the income approach based on a Monte Carlo simulation considering various scenarios of fluctuations of future manganese alloy spreads as well as the cyclicality of manganese alloy pricing. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 Fair Value Measurement refers to as Level 3 inputs. Key assumptions include discount rates of 12.5 percent and 11.5 percent for Ferroglobe Mangan Norge and Ferroglobe Manganèse France respectively, process, spread and cost assumptions.

18. Related party transactions and balances

Balances with related parties are as follows:

	June 30, 2021
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
Inmobiliaria Espacio, S.A.	—	2,981	—	—
Villar Mir Energía, S.L.U.	2,377	—	—	5,134
Espacio Information Technology, S.A.U.	—	—	—	954
Aurinka Photovoltaic Group, S.L.	—	126		43
Other related parties	—	(2)	—	—
Total	2,377	3,105	—	6,131

	December 31, 2020
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
Inmobiliaria Espacio, S.A.	—	3,078	—	—
Villar Mir Energía, S.L.U.	2,454	—	—	2,458
Espacio Information Technology, S.A.U.	—	—	—	701
Other related parties	—	(2)	—	37
Total	2,454	3,076	—	3,196

Transactions with related parties and other related parties are as follows:

	Three Months Ended June 30,
	2021				2020
	Sales and		Other		Sales and		Other
	Oper-		Oper-		Oper-		Oper-
	ating	Cost of	ating	Finance	ating	Cost of	ating	Finance
	Income	Sales	Expenses	Income	Income	Sales	Expenses	Income
Inmobiliaria Espacio, S.A.	—	—	—	—	—	—	—	—
Villar Mir Energía, S.L.U.	—	29,171	254	—	—	8,177	103	—
Espacio Information Technology, S.A.U.	—	—	805	—	—	—	727	—
Enérgya VM Generación, S.L.	—	—	—	—	—	—	—	—
Enérgya VM Gestión S.L.	—	—	28	—	—	—	13	—
Aurinka Photovoltaic Group, S.L.	—	—	(36)	—	—	—	99	—
Other related parties	—	—		—	—	—	—	—
Total	—	29,171	1,051	—	—	8,177	942	—

	Six Months Ended June 30,
	2021				2020
	Sales and		Other		Sales and		Other
	Oper-		Oper-		Oper-		Oper-
	ating	Cost of	ating	Finance	ating	Cost of	ating	Finance
	Income	Sales	Expenses	Income	Income	Sales	Expenses	Income
Inmobiliaria Espacio, S.A.	—	—	—	(17)	—	—	—	16
Villar Mir Energía, S.L.U.	—	43,457	480	—	—	16,710	345	—
Espacio Information Technology, S.A.U.	—	—	1,808	—	—	—	1,600	—
Enérgya VM Generación, S.L.	—	—	—	—	—	.	—	—
Enérgya VM Gestion S.L.	—	—	55	—	—	—	37	—
Aurinka Photovoltaic Group, S.L.	—	—	72	—	—	—	198	—
Other related parties	—	—	1	—	—	—	2	—
Total	—	43,457	2,416	(17)	—	16,710	2,182	16

Cost of sales related to Villar Mir Energía, S.L.U represents purchases of power by the Company related to European electrometallurgy operations.

“Other operating expenses” mainly relates to service fees paid to Espacio Information Technology, S.A.U. for managing and maintenance services rendered related, basically, to the enterprise resource planning (‘ERP’) that some Company entities use; and other IT development projects.

During 2018 and 2017, under the solar joint venture agreement FerroAtlántica and other subsidiaries have purchased property, plant and equipment of $4,252 thousand and $3,611 thousand respectively, from Aurinka and Blue Power Corporation, S.L. Additionally, in 2019 FerroAtlántica paid the sum of $2,800 thousand to Aurinka in satisfaction of any claim Aurinka PV might otherwise have in relation to the termination of the Solar JV in July 2019.

19. Sales

Sales by segment area for the three and six months ended June 30, 2021 and 2020 are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Electrometallurgy - North America	131,251	89,055	258,711	203,927
Electrometallurgy - Europe	259,297	153,140	469,567	332,514
Electrometallurgy - South Africa	30,406	13,119	55,030	34,540
Other segments	10,420	6,050	18,505	13,951
Eliminations	(12,836)	(11,360)	(21,885)	(23,706)
Total	418,538	250,004	779,928	561,226

Sales destination by country for the three and six months ended June 30, 2021 and 2020 are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
USA	130,908	82,503	256,421	190,661
Spain	63,361	25,674	112,969	65,003
Germany	66,311	43,543	122,296	96,767
Italy	18,605	9,860	35,244	19,328
Other EU Countries	72,207	38,994	126,827	98,533
Rest of World	67,146	49,430	126,171	90,934
Total	418,538	250,004	779,928	561,226

20. Subsequent Events

On July 30, 2021, the Company announces the occurrence of “Transaction Effective Date” under Lock-up agreement dated March 27, 2021 and completion of the financing transactions. The financing consisted of:

(i)	Extension of the maturity date of the Notes from March 31, 2022 to December 31, 2025
(ii)	Issuance of $60 million of new senior secured notes, and
(iii)	$40 million of equity issuance (8,918,618 shares)

As a result of the closing of the refinancing transactions, the percentage interest in the Company held by our largest shareholder, Grupo Villar Mir, S.A.U., was reduced from 53.8% to 49.3%. As a result, the Company no longer qualifies as a “controlled company” within the meaning of Nasdaq rules; however, the Company continues to follow the rules of the SEC and Nasdaq applicable to foreign private issuers.”